NewsRelease TC Energy completes spinoff of its Liquids Pipelines business, South Bow Corporation; TC Energy to issue third quarter results on Nov. 7 • Company solidifies its position as an industry-leading natural gas infrastructure and power and energy solutions company • Third quarter 2024 results to be issued on Nov. 7, 2024 • Will demonstrate strategic vision and outlook at Investor Day on Nov. 19, 2024 CALGARY, Alberta – Oct. 1, 2024 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that it has completed the spinoff of its Liquids Pipelines business into South Bow Corporation (South Bow). “Today is a pivotal moment for TC Energy’s future, one that delivers progress on a strategic priority and our commitment to shareholders to maximize the value of our assets,” said François Poirier, TC Energy’s President and Chief Executive Officer. “We are uniquely positioned as a highly focused natural gas infrastructure and power and energy solutions company. We will continue to deliver enduring shareholder value, while playing a critical role in meeting growing industry and consumer demand for more secure, affordable and sustainable energy across North America and globally.” As a standalone entity, TC Energy is positioned to achieve greater success by executing a tailored strategy to fully capture the incremental value of its unique opportunity set. Focused on long-term energy fundamentals and capital discipline, the Company will maintain its regulated, low-risk and utility-like portfolio. “On behalf of TC Energy, I wish the team at South Bow all the best, and I am excited for the unique opportunities that lie ahead for them,” said Poirier. “Growing energy demand requires all forms of energy, and South Bow is well-placed to deliver resilient supply to the strongest demand markets in North America.” The TC Energy common shares will resume "regular way" trading on the TSX and the NYSE on Oct. 2, 2024, under the designation TRP. The South Bow common shares will commence "regular way" trading under the designation SOBO on the TSX on Oct. 2, 2024, but will not trade "regular way" on the NYSE until one trading day after the U.S. Securities and Exchange Commission (SEC) declares South Bow's registration statement on Form 40-F effective. TC Energy currently expects that the South Bow common shares will commence "regular way" trading on the NYSE on or about Oct. 8, 2024. Estimated proportionate allocation of adjusted cost base between TC Energy common shares and South Bow common shares is expected to be posted on the TC Energy and South Bow websites when available during fourth quarter 2024. Please refer to the document titled South Bow Listing Process – Q&A on the TC Energy and South Bow websites for further details about “due bill” and "if, as and when issued" trading, as well as other important information relating to the completion of the spinoff. Third quarter 2024 financial results to be issued on Nov. 7, 2024 TC Energy will hold a teleconference and webcast on Nov. 7, 2024, to discuss its third quarter financial results. François Poirier, TC Energy President and Chief Executive Officer, Sean O’Donnell, Executive Vice-President and Chief Financial Officer, and other members of the executive leadership team will discuss the financial results and Company developments at 6:30 a.m. MST / 8:30 a.m. EST. EXHIBIT 99.2

Members of the investment community and other interested parties are invited to participate by calling 1- 844-763-8274 (Canada/U.S.) or 1-647-484-8814 (international). No passcode is required. Please dial in 15 minutes prior to the start of the call. Alternatively, participants may pre-register for the call here. Upon registering, you will receive a calendar booking by email with dial in details and a unique PIN. This process will bypass the operator and avoid the queue. Registration will remain open until the end of the conference call. Upon registering, you will receive a calendar booking by email with dial in details and a unique PIN. This process will bypass the operator and avoid the queue. Registration will remain open until the end of the conference call. A live webcast of the teleconference will be available on TC Energy’s website at TC Energy — Events and presentations or via the following URL: https://www.gowebcasting.com/13687. The webcast will be available for replay following the meeting. A replay of the teleconference will be available two hours after the conclusion of the call until midnight EST on Nov. 14, 2024. Please call 1-855-669-9658 (Canada/U.S. toll free) or 1-412-317-0088 (International toll) and enter passcode 8801413#. TC Energy intends to host Investor Day on Nov. 19, 2024 TC Energy’s senior leadership team will demonstrate the Company’s 2025 strategic priorities, long-term strategic outlook and growth objectives. Interested parties, please refer to TC Energy’s website at TC Energy – Events and presentations for more information once available. About TC Energy We’re a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document may include, but are not limited to, statements on expectations with respect to: the timing with respect to expected “regular way” trading of TC Energy common shares and South Bow common shares on the TSX and the NYSE following the closing of the spinoff, the effectiveness of South Bow’s Form 40-F and timing thereof, the expected timing and posting of proportionate adjusted cost base allocation on TC Energy and South Bow’s websites, the expected industry and consumer demand for sustainable energy and TC Energy's role in delivering it, the ability of TC Energy to maintain its regulated, low-risk and utility-like portfolio and TC Energy’s strategic priorities and long-term outlook, including its focus on long-term energy fundamentals capital discipline, and long-term shareholder value, and the ability of South Bow to meet growing energy demand. Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward- looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522